July 19, 2006

Ms. Susan Block

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Structured Asset Securities Corporation
Registration Statement on Form S-3
Filed May 10, 2006
File No. 333-133985 (the “Registration Statement”)

Ms. Block:

Thank you for your detailed comments on the Registration Statement of Structured Asset Securities Corporation (the “Company”).  We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company.  In one case we have added and revised disclosure in response to your comments; in that case, the changes in disclosure have been identified in the marked copies of the prospectus and prospectus supplements that accompany this letter.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with applicable rules.  If there is any other information that you require, we will be pleased to provide it.

Registration Statement on Form S-3

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

We confirm, on behalf of the Company, that the Company and any issuing entity previously established, directly or indirectly, by the Company or any affiliate of the Company have been current with reporting under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) during the 12 months immediately preceding December 2005, and during December 2005 to the date of this letter.

The only affiliate of the Company that has offered a class of asset-backed securities involving the same asset class as the offerings contemplated by the Registration Statement is Lehman ABS Corporation.  The relevant CIK code is 0000829281.

2.

Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.  Refer to Item 1100(f) of Regulation AB.

We confirm, on behalf of the Company, that the material provisions of the agreements will be described in the prospectus and prospectus supplement that will be filed pursuant to Rule 424(b) in connection with each takedown.

3.

Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

We confirm, on behalf of the Company, that the Company will file unqualified legal and tax opinions at the time of each takedown.

4.

Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

We confirm, on behalf of the Company, that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown, as required by Rule 409 of the Securities Act of 1933, as amended.

Prospectus - All Loans

Exchangeable Securities, page 46

5.

Please note that your registration statement has been referred to the Division of Investment Management for review and additional comments may be forthcoming.

We note that on June 13, 2006, we were advised by the Commission that the Division of Investment Management had confirmed that they had no further comments to the Registration Statement.

Home Improvement Loans, page 59

6.

We note your disclosure that the prospectus supplement for each series or Securities will provide the listed information about the Home Improvement Loans.  Please tell us where this disclosure will be provided.  For instance, do you anticipate it to be in an annex.  If appropriate, please provide bracketed disclosure in the prospectus supplement.

The disclosure has been revised as requested.  All information relating to the trust assets in the prospectus supplement for a takedown would generally also include information relating to any Home Improvement Loans, unless otherwise specified.  In particular, the tables relating to the mortgage loan collateral in Annex A of the relevant prospectus supplements include the listed information regarding any Home Improvement Loans.

7.

We note your disclosure that if information respecting the Home Improvement Loan is not known to the depositor at the time the Securities are initially offered, additional information may be set forth in Form 8-K within 15 days.  Please confirm that the updated information will be filed in a timely manner as required under Form 8-K.  Please revise as necessary.

We confirm, on behalf of the Company, that if any information relating to the Home Improvement Loans is not known to the Company at the time the Securities are initially offered, additional information will be set forth in and timely filed on Form 8-K within 15 days.

I would appreciate an opportunity to discuss any of these response with you if you believe that they require clarification.  Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further.  You may reach me at 202-775-4138.

Sincerely,

/s/ John Arnholz

John Arnholz

cc:

John Stickel

Lana Franks

Michael Hitzmann

Ellen Kiernan

Scott Lechner